July 19, 2019

Christopher Dunham

Erin E. Martin

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: AW Blockchain Mining, Inc.

Offering Statement on Form 1-A Filed January 28, 2019

File No. 024-10941

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, AW Blockchain Mining, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Registrant’s offering statement on Form 1-A (File No. 024-10790), as filed with the Commission on January 28, 2019 and amended on April 11, 2019, together with all exhibits thereto, effective as soon as possible.

The Registrant was unable to move forward with the offering, and as a result, wishes to withdraw the statement.

The Registrant confirms that the Regulation A offering statement has not become effective, no securities have been or will be issued or sold pursuant to the statement, and no offering circular has been distributed.

Sincerely,

/s/ Anastasia Shishova

Anastasia Shishova

CFO